UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

ALL AMERICAN SPORTPARK, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

     01643P105

(CUSIP Number)

Francisco V. Aguilar, Esq.
Agassi Enterprises, Inc.
3883 Howard Hughes Pkwy

Las Vegas, NV 89169-0928
    (702) 227-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	01643P105

1	NAME OF REPORTING PERSON AGASSI VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) 
(b) 

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,589,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,589,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,589,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	01643P105

1	NAME OF REPORTING PERSON INVESTMENTS AKA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) 
(b) 

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
952,123

	8	SHARED VOTING POWER
637,044

	9	SOLE DISPOSITIVE POWER
952,123

	10	SHARED DISPOSITIVE POWER
637,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,589,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	01643P105

1	NAME OF REPORTING PERSON THE ANDRE AGASSI TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) 
(b) 

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,589,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,589,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,589,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	01643P105

1	NAME OF REPORTING PERSON ANDRE K. AGASSI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) 
(b) 

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,589,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,589,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,589,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. Security and the Issuer.

            This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of All American SportPark, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 6730 South Las Vegas Boulevard, Las Vegas, NV 89119.

Item 2. Identity and Background.

(a) This statement is filed by:

          (i) Agassi Ventures, LLC, is a Nevada limited liability company which is owned by The Andre Agassi Trust and managed by Andre K. Agassi;

          (ii) Investments AKA, LLC is a Nevada limited liability company which is owned and managed by Agassi Ventures, LLC;

          (iii) The Andre Agassi Trust is a trust created by Andre K. Agassi, who serves as its trustee; and

          (iv) Andre K. Agassi, an individual;

collectively, the "Reporting Persons."

(b) The address of the principal business office of each of the Reporting Persons is:

            3883 Howard Hughes Parkway

            8th Floor

            Las Vegas, NV 89169

(c) The principal occupation of Andre K. Agassi, a retired professional tennis player, is Chairman of the Andre Agassi Foundation for Education and Chairman of Agassi Graf Holdings, LLC.  The principal business of Agassi Ventures, LLC and Investments AKA, LLC is to hold and manage investments for entities related to Mr. Agassi.  The Andre Agassi Trust is a revocable trust of which Mr. Agassi serves as sole trustee.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Agassi Ventures, LLC and Investments AKA are Nevada limited liability companies. The Andre Agassi Trust is a trust created under the laws of the State of Nevada of which Andre K. Agassi is sole trustee. Mr. Agassi is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

            On September 23, 2010, the Issuer entered into an agreement with Investments AKA, LLC ("AKA") (the "Agreement") pursuant to which AKA agreed to exchange $114,254.68 of interest owed to it by the Issuer for 952,123 shares of the Issuer's Common Stock.  The interest was owed to AKA in connection with two promissory notes in the aggregate principal amount of $800,000 held by an entity affiliated with AKA that were repaid by the Issuer in September 2008.  However, at that time the accrued interest was not paid.  The issuance of the shares of common stock under the Agreement satisfied the Issuer's obligations to pay the interest to AKA.

Item 4. Purpose of Transaction.

            The Reporting Persons acquired the Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b).

As of the close of business on September 23, 2010, the Reporting Persons beneficially owned an aggregate of 1,589,167 shares of Common Stock, representing approximately 35.1% of the shares of Common Stock outstanding. The percentages used herein are based upon 4,522,123 shares of Common Stock outstanding after giving effect to the issuance of 952,123 shares of Common Stock to Investments AKA, LLC effective on that date.

Agassi Ventures, LLC, The Agassi Trust and Andre K. Agassi own directly no shares of Common Stock.

Agassi Ventures, LLC owns and controls Investments AKA, LLC which directly owns 952,123 shares of Common Stock. Agassi Ventures, LLC also indirectly controls ASI Group, LLC which holds 637,044 shares of Common Stock.  ASI Group, LLC is managed by AKA Four, LLC which is managed by Agassi Ventures, LLC.  The members of ASI Group, LLC are AKA Four, LLC (83.33%) and the Rosemary Rogers Trust (16.67%).  AKA Four, LLC is owned by Investments AKA, LLC.  Based on these relationships, Agassi Ventures, LLC is deemed to share voting and dispositive power which respect to 1,589,167 shares of Common Stock or approximately 35.1% of the shares outstanding.

Investments AKA, LLC owns 952,123 shares of Common Stock directly and has sole voting and dispositive power with respect to those shares, and is deemed to share voting and dispositive power with respect to the 637,044 shares held by ASI Group, LLC, aggregating 1,589,167 shares or approximately 35.1% of the shares outstanding.

The Andre Agassi Trust, which owns all of the interests in Agassi Ventures, LLC is deemed to share voting and dispositive power with respect to the 1,589,167 shares held by Investments AKA, LLC and ASI Group, LLC, which represents approximately 35.1% of the shares outstanding.

.

Andre K. Agassi, who manager of Agassi Ventures, LLC, is deemed to share voting and dispositive power with respect to the 952, 123 shares of Common Stock held by AKA Investments, LLC and the 637,044 shares held by ASI Group, LLC, aggregating 1,589,167 shares, which represents approximately 35.1% of the shares outstanding.

(c)  The only transaction in the Common Stock by the Reporting Persons during the past sixty days is the transaction described in Item 3 of this Schedule 13D.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock other than the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

            Exhibit 1 — Joint Filing Agreement

SIGNATURES

             After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2010

AGASSI VENTURES, LLC.
By:	/s/ Andre K. Agassi
	Name:	Andre K. Agassi
	Title:	Manager

INVESTMENTS AKA, LLC
By:	/s/ Andre K. Agassi
	Name:	Andre K. Agassi
	Title:	Andre K. Agassi, Manager Agassi Ventures LLC, Manager of Investments AKA, LLC

THE ANDRE AGASSI TRUST
By:	/s/ Andre K. Agassi
	Name:	Andre K. Agassi
	Title:	Trustee

ANDRE K. AGASSI
By:	/s/ Andre K. Agassi
	Name:	Andre K. Agassi